Free Writing Prospectus to Preliminary Pricing Supplement No. 2,157

Registration Statement Nos. 333-250103; 333-250103-01

Dated August 4, 2021; Filed pursuant to Rule 433

Morgan Stanley

2.75-Year Contingent Income Auto-Callable Securities Based on the Performance of a Stock Basket

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Basket stocks:	Basket Stock	Weighting
	American Airlines Group Inc. (AAL)	25%
	United Airlines Holdings, Inc. (UAL)	25%
	Norwegian Cruise Line Holdings Ltd. (NCLH)	25%
	Carnival Corporation (CCL)	25%
Early redemption:

Beginning after six months, if the basket value is greater than or equal to the initial basket value on any determination date (excluding the final determination date), the securities will be automatically redeemed

Coupon threshold level:	70% of the initial basket value
Downside threshold level:	60% of the initial basket value
Contingent monthly coupon:	10.25% per annum
Determination dates:	Monthly
Contingent payment dates:	Monthly
Early redemption dates:	Beginning after six months, monthly
Pricing date:	August 23, 2021
Final determination date:	May 23, 2024
Maturity date:	May 29, 2024
CUSIP:	61773FNX7
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000095010321011880/dp155790_424b2-ps2157.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Basket Value	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Basket Stocks

For more information about the basket stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal at maturity.

●The securities do not provide for the regular payment of interest.

●Investors will not participate in any appreciation of the basket stocks.

●The contingent monthly coupon, if any, is based only on the value of the basket on the related monthly determination date at the end of the related interest period.

●The automatic early redemption feature may limit the term of your investment to approximately six months. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price will be influenced by many unpredictable factors.

●The securities will not be listed and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2.75-year term of the securities.

●The securities are subject to our credit risk, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the securities is approximately $930.20 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●You have no shareholder rights.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Basket Stocks

●Changes in the value of one or more basket stock(s) may offset changes in the value of the other(s).

●The basket stock prices are volatile.

●We are not affiliated with the issuers of the basket stocks.

●We may engage in business with or involving one or more of the issuers of the basket stocks without regard to your interests.

●The adjustments to the multipliers the calculation agent is required to make do not cover every corporate event that can affect the basket stocks.

●The closing prices of the basket stocks may come to be based on the value of the stock of companies other than the issuers of the basket stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.